UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

Translation into English from original press release in Spanish, dated November 11, 2004.

BULLETIN N° 274 / 2004

DATE: 11/11/ 2004

      SPECIAL MEETING OF THE BOARD OF DIRECTORS OF PETRÓLEOS MEXICANOS

        Today, at 4.30 P.M., a special meeting of the PEMEX Board of Directors was held, timely convened by the Secretary of the Ministry of Energy, Fernando Elizondo Barragán, as Chairman of the Board.

        The only issue on the agenda was regarding the “submission of labor agreements and their respective resolutions”.

        The Board, having been informed of the current status of negotiations taking place in the Ministry of the Interior and, there being no definitive agreement, unanimously agreed upon the following:

1.	The Board will continue to be in permanent session, decreeing a recess to conclude negotiations and the revision of the rules of procedure and budget of the agreement signed on July 26th, 2004.

2.	Instructions should be given to the Director General of PEMEX, Luis Ramírez Corzo, with the support of Daniel Cabeza de Vaca, to continue negotiations with Union representatives, and with authorities of the rules of procedure, responsible for the agreement review process, and, once they have concluded the revision of the aforementioned agreement, it should be submitted to the Board of Directors, so that the pertinent resolutions may be adopted.

Six members of the Board, representing the Federal Government, as well as five members of the Board, representing the Pemex Workers’ Union, attended the Session.

********

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: November 18, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.